SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

STRATEGIC HOTELS & RESORTS, INC.

(Name of Subject Company (Issuer))

STRATEGIC HOTELS & RESORTS, INC.

(Names of Filing Persons (Issuer and Offeror))

Strategic Hotel Funding, L.L.C. 3.50% Exchangeable Senior Notes due 2012

(Title of Class of Securities)

86272X AA5

(CUSIP Number of Class of Securities)

Laurence S. Geller

Director, President, Chief Executive Officer

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

With copies to:

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$180,000,000.00	$12,834.00

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $180,000,000.00. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$12,834.00 005-79938	Filing Party: Date Filed:	Strategic Hotels & Resorts, Inc. May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 10, 2010 by Strategic Hotels & Resorts, Inc. (“Strategic”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by Strategic (the “Tender Offer”) to purchase for cash any and all of Strategic Hotel Funding, L.L.C.’s (“SH Funding”) outstanding 3.50% Exchangeable Senior Notes due 2012, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2010 (the “Offer to Purchase”), and related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. SH Funding is a subsidiary of Strategic.

This Amendment No. 1 includes only the items in the Schedule TO that are being amended and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Amendment No. 1 and the Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Items 1, 4, 6 and 7.

Items 1, 4, 6 and 7 of the Schedule TO are hereby amended and supplemented by adding the following information:

“On May 19, 2010, Strategic consummated a public offering of 75,900,000 shares of its common stock (the “Equity Offering”) at a price to the public of $4.60 per share, generating gross proceeds of approximately $349.1 million, which satisfied the condition to the Tender Offer that Strategic consummate the Equity Offering and receive at least $200.0 million of gross proceeds therefrom.”

Items 1, 4, 6 and 7 of the Schedule TO are hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:

On the cover page of the Offer to Purchase, the sentence that reads “We further expressly reserve our right to amend or terminate the Tender Offer” is hereby deleted and replaced in its entirety by the following: “We further expressly reserve our right, subject to applicable law, to amend or terminate the Tender Offer under the circumstances described herein”.

In the section entitled “Other Matters” on page i of the Offer to Purchase, the bullet point item that reads “extend, withdraw or terminate the Tender Offer” is hereby deleted and replaced in its entirety by the following: “extend, withdraw or terminate the Tender Offer under the circumstances described herein”.

In the section entitled “Summary—Conditions to the Tender Offer” on page 2 of the Offer to Purchase, the sentence that reads “Strategic expressly reserves the right, in its sole discretion in accordance with applicable law, to amend or terminate the Tender Offer” is hereby deleted and replaced in its entirety by the following: “Strategic expressly reserves the right, in accordance with applicable law, to amend the Tender Offer or, if any condition to the Tender Offer is not satisfied, to terminate the Tender Offer”.

In the section entitled “Terms of the Tender Offer—Conditions to the Tender Offer” on page 13 of the Offer to Purchase, the sentence that reads “Subject to applicable law, we may also terminate the Tender Offer in our sole discretion” is hereby deleted and replaced in its entirety by the following: “Subject to applicable law, we may also terminate the Tender Offer if any condition to the Tender Offer is not satisfied”.

In the section entitled “Terms of the Tender Offer—Procedures for Tendering—Expiration Date; Withdrawal Rights; Extensions; Amendments” on page 14 of the Offer to Purchase, the bullet point item that reads “delay accepting any Exchangeable Notes, extend the Tender Offer period or terminate the Tender Offer and not accept any Exchangeable Notes” is hereby deleted and replaced in its entirety by the following: “delay accepting any Exchangeable Notes, extend the Tender Offer period or, if any condition to the Tender Offer is not satisfied, terminate the Tender Offer and not accept any Exchangeable Notes”.

In the section entitled “Terms of the Tender Offer—Procedures for Tendering—Acceptance of Exchangeable Notes for Purchase; Payment for Exchangeable Notes” on page 19 of the Offer to Purchase, the sentence that reads “Strategic expressly reserves the right, in its sole discretion, but subject to applicable law, to (a) delay acceptance for purchase of Exchangeable Notes tendered under the Tender Offer or the payment for Exchangeable Notes accepted for purchase (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Strategic pay the consideration offered or return Exchangeable Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer), or (b) terminate the Tender Offer” is hereby deleted and replaced in its entirety by the following: “Strategic expressly reserves the right, subject to applicable law, to (a) delay acceptance for purchase of Exchangeable Notes tendered under the Tender Offer or the payment for Exchangeable Notes accepted for purchase (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Strategic pay the consideration offered or return Exchangeable Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer), or (b) terminate the Tender Offer if any conditions to the Tender Offer are not satisfied.”

In the section entitled “Certain Significant Considerations—Risks Associated with the Tender Offer—Conditions to the Consummation of the Tender Offer” on page 27 of the Offer to Purchase, the sentence that reads “In addition, subject to applicable law, we may terminate the Tender Offer for any reason in our sole discretion” is hereby deleted and replaced in its entirety by the following: “In addition, subject to applicable law, we may terminate the Tender Offer if any condition to the Tender Offer is not satisfied.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press Release, dated May 19, 2010 announcing the consummation of Strategic’s public offering of shares of its common stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Paula C. Maggio
Name: Paula C. Maggio Title: Senior Vice President, Secretary and General Counsel

Dated: May 20, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 10, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(5)(A)	Press Release, dated May 10, 2010 announcing Strategic’s launch of the tender offer.*

(a)(5)(B)	Press Release, dated May 19, 2010 announcing the consummation of Strategic’s public offering of shares of its common stock.**

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 4, 2007, by and among Strategic, SH Funding and LaSalle Bank National Association (filed as Exhibit 4.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated as of April 4, 2007, by and among Strategic, SH Funding, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (filed as Exhibit 4.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(3)	Common Stock Delivery Agreement, dated as of April 4, 2007, by and among Strategic and SH Funding (filed as Exhibit 4.3 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(4)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(d)(5)	Capped Call Confirmation, dated as of March 29, 2007, by and among Strategic, SH Funding and Deutsche Bank AG (filed as Exhibit 10.2 to Strategic’s Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

**	Filed herewith.